Phone:	(215)569-5734
Fax:	(215)832-5734
Email:	schwartz-g@blankrome.com

March 24, 2011

Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
File Nos.: 333-172319 and 811-22066

Dear Mr. Rupert:

On behalf of the Fund, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 8, 2011 and the telephonic comments received from the Staff on March 10, 2011 regarding the Fund’s registration statement (the “Registration Statement”) on Form N-2, filed on February 17, 2011, under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”), transmitted herewith is a copy of the Pre-Effective Amendment #1 (the “Amendment”) to the Registration Statement, including exhibits, for filing under the 1933 Act and the 1940 Act.

In connection with this response, the Fund hereby acknowledges that:

-         should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it will not foreclose the Commission from taking any action with respect to the Registration Statement;

-         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

-         it will not assert such action by the Commission or the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5734.

Very truly yours,

/s/ Geoffrey D. Schwartz

Geoffrey D. Schwartz

One Logan Square  18th & Cherry Streets Philadelphia, PA  19103

www.BlankRome.com

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